SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Extends SMILES Program to All Customers

São Paulo, October 10, 2008 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s -cost airline company,low announces that beginning October 16 customers flying on both VARIG and GOL will be able to accumulate miles through the SMILES frequent flyer program.

“ Expanding the SMILES program to include GOL flights is a significant step towards our goal of offering our customers additional services to strenghten our relationship with them,” aidsTarcísio Gargioni, GOL’s president, marketing and services.vice

SMILES, VARIG’s existing isrewards available in 212 countries,program, has issued one million memberships abroad and is the largest mileage program in Latin America with over 5.9 million enrolled members. Miles are accumulated by purchasing GOL or VARIG airline tickets or purchasing products or services from the program’s nearly 115 non-air business partners in Brazil and abroad.

GOL’s customers can enroll for free beginning October 16, through the website www.smiles.com.br or via phone through the SMILES Service Center. Existing program members, whose accumulated miles will not be affected, should also re-register beginning that date.

Beginning November 16, miles can be exchanged for tickets to all GOL and VARIG destinations based on the program’s (available on the website in English and Spanish). As customersguidelines accumulate miles they will become eligible for additional benefits and privileges, including membership-level upgrades and bonus miles, exclusive Service Center and check-in counters, extra baggage allowances and access to VIP airport lounges.

SMILES’ non -air business partners include hotel chains, car rental companies, restaurants, insurance companies, publishers, educational establishments, banks, telecommunications companies and major banks and credit card companies in Brazil, Argentina and Uruguay.

VIP Lounges

The Company will also offer customers with Gold and Diamond SMILES cards access to two international VIP lounges, one at Guarulhos (São Paulo) and another at Tom Jobim-Galeão (Rio de Janeiro), as well as four domestic VIP lounges, located in Guarulhos, Tom Jobim-Galeão, Salgado Filho (Porto Alegre) and Afonso Pena (Curitiba) terminals.

The international lounge in Guarulhos offers seating for 202 and is approximately 400 square meters, making it the largest VIP lounge in Brazil. The area offers exclusive products and services, including shower-equipped bathrooms with no usage time limits (a common restriction in other lounges at major international airports), massage chairs to improve circulation and relieve fatigue and TV rooms offering 50-inch televisions, individual audio hook-ups and a number of popular cable channels.

“VARIG’s VIP lounges now being converted into are SMILES VIP lounges focused on improving our customers’ -being andwell offering exclusive items aimed at making their trip more comfortable,” explains Gargioni.

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The lounges also provide a relaxation area, laptop docking stations with wireless Internet connection, computer terminals with Internet access, an extensive selection of reading materials and a special Kids Area with children’s SMILES books Lounge in Guarulhosand games. is also the first The in Brazil to offer a bathroom designed specifically for customers with disabilities.

Internationally, SMILES Gold and Diamond members have access to partner airline VIP lounges in Bogota (Colombia), Buenos Aires (Argentina), Caracas (Venezuela) and Santiago (Chile).

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.
IR

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s-cost airline,lowoffers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. GOL and VARIG operate a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable aircraft of its class that provides low maintenance, fuel and training costs, as well as high aircraft utilization and efficiency ratios. The Company’s service is value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosuretherefore, subject to change without prior notice.

Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.